UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

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FORM SD

Specialized Disclosure Report

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Bassett Furniture Industries, Incorporated

(Exact name of registrant as specified in its charter)

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Virginia	0-209	54-0135270
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation or organization)	File Number)	Identification No.)

3525 Fairystone Park Highway, P.O. Box 626, Bassett, VA	24055
(Address of principal executive offices)	(Zip Code)

Jay R. Hervey (276) 629-6311

(Name and telephone number, including area code, of the person to contact in connection with this report.)

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 Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

__X__ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure

Please refer to Rule 13p-1 (Rule 13p-1) under the Securities Exchange Act of 1934 (1934 Act) and the 1934 Act Release No. 34-67716 for definitions of terms used herein, unless otherwise defined herein. In accordance with Rule 13p-1 regarding “conflict minerals’ contained in its products for calendar year 2013, Bassett Furniture Industries, Incorporated (“BFI” or the “Company”):

A.

Established a six point compliance policy for all suppliers of products or components to the Company. Among other requirements, this policy prohibits the use of materials originating in the Democratic Republic of the Congo (DRC) or any adjoining countries and requires all suppliers to fully cooperate in conducting a reasonable country of origin inquiry.

B.

Specifically, the policy provides that- [p]ursuant to and in accordance with existing corporate disclosure policies, and in response to the obligations imposed by the SEC’s Conflict Minerals Rule, BFI has established the following compliance policy:

1.	BFI will undertake all necessary and appropriate measures to address due diligence and reasonable inquiries for its products in accordance with the requirements of the Conflict Minerals Rule.

2.	In addition to all other diligence and data compilation efforts, BFI will establish an internal program to coordinate thorough review of its supply chain on at least an annual basis.

3.

As part of such internal program and consistent with the standards and requirements of the final Conflict Minerals Rule, all BFI furniture suppliers and contractors will be required to (A) conduct a reasonable country of origin inquiry of any materials, products, or components sold or delivered to BFI under any supply agreement, and (B) provide reasonable evidence to BFI certifying (i) that no conflict minerals originating from the DRC or any adjacent country were used in the products sold to BFI, or, (ii) that conflict minerals are included or contained in such materials, products, or components.

4.

Upon request, all suppliers will be required to provide (A) a detailed description of the materials, products, or components sold or delivered to BFI that contain conflict minerals, and (B) a detailed narrative explanation and all relevant documentation evidence supporting the specific due diligence methods and standards utilized by the supplier to determine the original market source and country of origin of such conflict minerals.

5.

All suppliers will be required to fully cooperate with BFI at all times to coordinate and execute all necessary and appropriate measures to compile and disclose information in furtherance of BFI’s compliance obligations under the Conflict Minerals Rule.

6.

All suppliers to BFI are required to develop policies for the reasonable prevention of any conflict minerals originating from the DRC and surrounding countries to be contained in any materials, products, or components sold or delivered to BFI.

C.

This policy was distributed to suppliers of products contracted by the Company for manufacture or of component items used in products manufactured by the Company that may contain conflict minerals not outside the supply chain prior to January 31, 2013.

D.	Declaration forms were provided to each vendor described above. The vendor was to declare “no conflict minerals present’ or “conflict minerals present’ with additional information provided.

E.	Evaluated the responses of the majority of the vendors whose declaration forms indicated no conflict materials are present.

F.	Evaluated the responses of the few vendors whose declaration forms indicated that some conflict minerals are present.

a.	The primary material identified was tin as used in solder.

b.	The majority of these respondents indicated that China was the country of origin for these materials.

c.	No vendor identified the DRC or any adjoining countries as a country of origin for any conflict mineral(s).

G.	Has no reason to believe that any necessary conflict minerals may have originated in the DRC or any adjoining country.

This Form SD is available on the Company’s website at http://investors.bassettfurniture.com. The content of any website referred to in this Form SD is included for general information and not incorporated by reference in this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Bassett Furniture Industries, Incorporated

(Registrant)

/s/ J. Michael Daniel - Senior Vice President and Chief Financial Officer	June 2, 2014
By (Signature and Title)	(Date)